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Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-178792
March 7, 2012

Kite Realty Group Trust
8.250% Series A Cumulative Redeemable Perpetual Preferred
Shares of Beneficial Interest
(Liquidation Preference $25 Per Share)
Pricing Term Sheet
March 7, 2012

Issuer:	Kite Realty Group Trust
Security:	8.250% Series A Cumulative Redeemable Perpetual Preferred Shares of Beneficial Interest
Size:	1,200,000 shares (1,380,000 shares if the option to purchase additional shares is fully exercised)
Trade Date:	March 7, 2012
Expected Settlement Date	March 12, 2012 (T+3)
Dividend Payment Dates:	March 1, June 1, September 1, December 1, beginning June 1, 2012
Maturity Date:	Perpetual
Liquidation Preference:	$25.00 per share, plus accrued and unpaid dividends
Dividend:	8.250% per annum (or $2.0625 per share); the first dividend will be for a full quarter, and will be payable on June 1, 2012
Step-Up Dividend:
12.250% per annum (or $3.0625 per share) following a change of control if either the Series A Preferred Shares (or any preferred shares of the surviving entity that are issued in exchange for the Series A Preferred Shares) or the common shares of the surviving entity, as applicable, are not listed on the NYSE or quoted on NASDAQ (or listed or quoted on a successor exchange or quotation system)
Public Offering Price:	$25.1203 per share, including accrued dividends; $30,144,360 total (not including the option to purchase additional shares)
Underwriting Discount:	$0.7875 per share; $945,000 total (not including the option to purchase additional shares)
Yield (Including Accrued Dividends)	8.2105%
Yield (Excluding Accrued Dividends)	8.2500%
Optional Redemption:	On and after December 7, 2015, redeemable in whole or in part at a redemption price equal to $25 per share plus any accrued and unpaid dividends

Special Optional Redemption:	If at any time following a change of control either the Series A Preferred Shares (or any preferred shares of the surviving entity that are issued in exchange for the Series A Preferred Shares) or the common shares of the surviving entity, as applicable, are not listed on the NYSE or quoted on NASDAQ (or listed or quoted on a successor exchange or quotation system), the Series A Preferred Shares are redeemable in whole but not in part, within 90 days after the first date on which both the change of control has occurred and either the Series A Preferred Shares (or any preferred shares of the surviving entity that are issued in exchange for the Series A Preferred Shares) or the common shares of the surviving entity, as applicable, are not so listed or quoted, for cash at $25 per share, plus accrued and unpaid dividends (whether or not declared) to, but not including, the redemption date.
Listing:	The Issuer intends to file a supplemental listing application with the NYSE.
CUSIP/ISIN:	49803T201/US49803T2015
Sole Book-Running Manager:	Wells Fargo Securities, LLC
Lead Manager	Raymond James & Associates, Inc.
Co-Managers:	Barclays Capital Inc. KeyBanc Capital Markets Inc.
Junior Co-Managers:	Janney Montgomery Scott LLC City Securities Corporation

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

        You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or emailing: cmclientsupport@wellsfargo.com.

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  Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-178792 March 7, 2012